MASTERWORKS

KERRY JAMES MARSHALL

A RARE ARTIST RETURNS



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Incredibly Scarce Artist

One of the Rarest Artists We've Ever Offered

Marshall's work is often sold directly to museums or celebrity collectors like Jay-Z and Oprah, which makes his work rare at auction. Since 2020, only 13 Marshall paintings have come to auction.

Compare that to other artists with his level of price record ($20M+):


TOTAL PAINTINGS SOLD AT AUCTION 2020-2025
Andy Warhol
572 Works Sold
Yoshitomo Nara
183 Works Sold
Banksy
158 Works Sold
Jean-Michel Basquiat
93 Works Sold
Kerry James Marshall
RARE
13 Works Sold

Highest-Selling Living African American Artist

Marshall Tops This Auction Chart

In 2018, Marshall made history when he set the record for the highest-selling work by a living African American painter, with a $21.5 million dollar auction sale. He still holds this record today as several of his works his works continue to sell for multi-million dollar figures.


18,500,000
15,725,000
13,690,000
18,500,000
2,039,440,000
145,225,000

Past Times (1997) | Different in scale & composition

Sold for $21M (Sotheby's 2018)

Why This Painting Matters

Prestigious Piece, Market Moment

Prior to the acquisition this year, this work, Small Pin-Up (Lens Flare) (2013), previously sold in 2019 to Barnes & Noble CEO Leonard Riggio for $5.5M well over auction house estimates.

We're offering it just months before Marshall opens his largest-ever London museum show, which we believe could deepen his demand more long-term.



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Offering Circular Below

MASTERWORKS

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Record work by Kerry James Marshall not included in set of similar sales to live offering (Masterworks 491). Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

Celebrities referenced are not investors in Masterworks Offerings. Celebrity and museum affiliation with artists is not an endorsement of Masterworks. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

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